EXHIBIT 12.3

RATIO OF EBITDA (AS DEFINED) TO INTEREST EXPENSE (AS DEFINED)
(Dollars in Thousands)

	1998	1999	2000	2001	2002
EBITDA (as defined)	$43,547	$50,562	$54,011	$70,955	$97,463
Interest expense (as defined)	3,175	20,697	25,893	28,938	32,833

Ratio	13.7	2.4	2.1	2.4	3.0

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